Home Works Inc.. (the "Company") a California Corporation

Financial Statements

For the fiscal year ended December 31, 2025

# Profit and Loss

## AG Depots

### January-December, 2025

| | TOTAL |
|---|---|
| **Income** | |
| 40200 Sales | 337,632.33 |
| **Total for Income** | **$337,632.33** |
| **Cost of Goods Sold** | |
| 50100 Dump/Haul Fees | 9,006.12 |
| 50200 Equipment Rental | 447.08 |
| 50400 Supplies and Materials | 87,673.40 |
| 50500 Subcontractor | 52,952.22 |
| **Total for Cost of Goods Sold** | **$150,078.82** |
| **Gross Profit** | **$187,553.51** |
| **Expenses** | |
| 60000 Advertising & Marketing | 25,873.76 |
| 60020 Bookkeeping/Consulting | 3,514.66 |
| 60030 Business insurance | 257.12 |
| 60050 Commissions & fees | 34,206.00 |
| 60100 Employee benefits | 337.00 |
| 60200 Payroll expenses | 6,348.00 |
| 60300 General business expenses | |
| 60310 Bank fees & service charges | 3,945.00 |
| 60330 Small Tools & Equipment | 128.88 |
| 60400 Memberships & subscriptions | 269.91 |
| **Total for 60300 General business expenses** | **$4,343.79** |
| 60500 Interest paid | 15,582.19 |
| 60800 Legal & accounting services | |
| 60810 Accounting fees | 1,371.11 |
| 60820 Legal Fees | 244.88 |
| **Total for 60800 Legal & accounting services** | **$1,615.99** |
| 60900 Meals | 1,174.40 |
| 70000 Office expenses | $16,017.33 |
| 70060 Security | 2,625.54 |
| **Total for 70000 Office expenses** | **$18,642.87** |
| 70100 Utilities | $2,437.72 |
| 70120 Electricity | 4,734.17 |
| 70140 Internet & TV services | 1,083.35 |
| 70150 Phone service | 988.85 |
| **Total for 70100 Utilities** | **$9,244.09** |
| 70300 Rent | $45,600.00 |
| 70310 Building & Land Rent | 12,120.00 |
| 70320 Storage Rent | 4,500.00 |
| **Total for 70300 Rent** | **$62,220.00** |

# Profit and Loss

## AG Depots

January-December, 2025

| | TOTAL |
|---|---|
| 70400 Taxes paid | 125.00 |
| 70620 Uncategorized Expense | 7,156.63 |
| 80000 Autos | $1,729.27 |
| 80020 Parking & tolls | 364.00 |
| 80030 Repairs & Maintenance | 3,908.06 |
| 80050 Vehicle Gas & Fuel | 7,410.41 |
| 80080 Vehicle wash & road services | 38.97 |
| **Total for 80000 Autos** | **$13,450.71** |
| **Total for Expenses** | **$204,092.21** |
| **Net Operating Income** | **-$16,538.70** |
| **Net Other Income** | |
| **Net Income** | **-$16,538.70** |

**Note**

*Interest is estimated and will be updated when statements become avaliable

# Balance Sheet

## AG Depots

As of Dec 31, 2025

| | TOTAL |
|---|---|
| **Assets** | |
| Current Assets | |
| Bank Accounts | |
| 10200 Checking-3611 | -459.19 |
| **Total for Bank Accounts** | **-$459.19** |
| Other Current Assets | |
| 11200 Loans Receivable Officers | 1,321.26 |
| 11400 Loan Receivable GMI | 31,305.00 |
| **Total for Other Current Assets** | **$32,626.26** |
| **Total for Current Assets** | **$32,167.07** |
| Fixed Assets | |
| 18000 Vehicles | |
| 18100 2013 Ford C-Max Hybrid Vin# 536291 | 15,702.09 |
| 18200 2013 Ford C-Max Hybrid Vin# 541591 | 15,702.09 |
| 18300 2014 Ford Fusion Hybrid VIN# 14832 | 15,846.02 |
| **Total for 18000 Vehicles** | **$47,250.20** |
| **Total for Fixed Assets** | **$47,250.20** |
| **Total for Assets** | **$79,417.27** |
| **Liabilities and Equity** | |
| Liabilities | |
| Long-term Liabilities | |
| 21000 2013 Ford C-Max Hybrid Vin# 536291 N/P | 9,002.09 |
| 21100 2013 Ford C-Max Hybrid Vin# 541591 N/P | 9,002.09 |
| 21200 2014 Ford Fusion Hybrid VIN# 14832 N/P | 9,246.02 |
| 21300 Loan From Officers | 54,800.00 |
| 21400 Lightspeed Loans | 20,000.00 |
| 21600 Headway | 4,376.67 |
| **Total for Long-term Liabilities** | **$106,426.87** |
| **Total for Liabilities** | **$106,426.87** |
| Equity | |
| 30500 Retained Earnings | -10,470.90 |
| Net Income | -16,538.70 |
| **Total for Equity** | **-$27,009.60** |
| **Total for Liabilities and Equity** | **$79,417.27** |

**Note**
*Loan balances are based on estimated Interest and will be updated once statemets are available

# Home Works Inc.
## Statement of Cash Flows

| Statement of Cash Flows | Year Ended Dec, 2025 |
|---|---:|
| Cash flows from operating activities | -$15,172.69 |
| Cash flows from financing activities | $19,319.46 |
| Cash flows from investing activities | $0.00 |
| | |
| Cash at beginning of period | -$4,605.96 |
| Net increase/decrease in cash | **$4,146.77** |
| Cash at the end of period | **-$459.19** |

# Home Works Inc.
## Statement of Changes in Equity

| Statement of Changes in Equity | Year Ended Dec, 2025 |
|---|---|
| Opening Balance | -$10,470.90 |
| Net profit/loss | -$16,538.37 |
| Stock Issued | $0.00 |
| Preferred Stock Issued | $0.00 |
| Ending Balance | -$27,009.60 |

Home Works Inc.
Notes to the Financial Statements
For the fiscal year ended December 31, 2025
$USD

## 1. ORGANIZATION AND PURPOSE

Home Works Inc. (the "Company") is a corporation organized on March 9, 2019 under the laws of California.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

### a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

### b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

### d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

### e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

**3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS**

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

**4. SUBSEQUENT EVENT**

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.